UNITED STATES                   OMB Approval
                       SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               NEWSTATE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   750085-40-9
                               ----------------
                                 (CUSIP Number)


Pitney, Hardin, Kipp & Szuch LLP, P.O. Box 1945, Morristown, NJ 07962-1945,
Attention: Keith E. Riley, Esq. (973) 966-8159
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------

                               September 28, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

CUSIP No. 750085-40-9


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Kim Voting Trust
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]

                                                            (b) [   ]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                  [    ]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- --------------------------------------------------------------------

      NUMBER OF
        SHARES              7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                    0
         EACH           ---------- ---------------------------------------------
      REPORTING
        PERSON
         WITH
                            8      SHARED VOTING POWER

                                   0
                        ---------- ---------------------------------------------

                            9      SOLE DISPOSITIVE POWER

                                   0
                        ---------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                   0
----------------------- ---------- ---------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                     [   ]
------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             OO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.01 (the "Common Stock") of NewState Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 156 W. 56th Street, Suite 2005, New York, NY 10001.


Item 2.  Identity and Background.

         This Schedule 13D/A amends the Kim Voting Trust's (the "Trust") initial
Schedule 13D filed with the Securities and Exchange Commission on July 29, 1999.

Item 3.  Source and Amount of Funds or Other Consideration.

         There was no cash consideration involved in the transaction.

Item 4. Purpose of Transaction.

        The Kim Voting Trust terminated on September 28, 2000.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D/A, the aggregate number of shares of Common Stock beneficially owned by the Trust is 0.

         (b) The number of shares as to which the Trust has:

                  (i)  sole power to vote or to direct the vote is 0.

                  (ii) shared power to vote or to direct the vote is 0.

                  (iii) sole power to dispose or to direct the disposition of is
                        0.

                  (iv) shared power to dispose or to direct the  disposition  is
                       0.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:   October 6, 2000

                                    THE KIM VOTING TRUST

                                        MISOO KIM, TRUSTEE
                                    By: __________________________________
                                        Misoo Kim, Trustee